

December 23, 2014

<u>Via E-mail</u>
Kris Sennesael
Vice President and Chief Financial Officer
Enphase Energy, Inc.
1420 N. McDowell Blvd.
Petaluma, CA 94954

      Re: **Enphase Energy, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2013
                Filed March 4, 2014
                Form 10-Q for the Quarterly Period Ended September 30, 2014
                Filed November 5, 2014
                File No. 001-35480

Dear Mr. Sennesael:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Note 5. Warranty Obligations, page 54</u>

1.   We note you provide a warranty of up to 15 years for first and second generation products and up to 25 years for third and fourth generation products. You appear to have limited operating history since the first sales of these products commenced in fiscal 2008. We also note the increase in actual failures of your second generation microinverters that exceeded estimates in 2012 and 2013 and in interim period of 2014 in your September 30, 2014 Form 10-Q that resulted in significant changes in estimates in recent years. Please explain to us how the significant increase in estimated failure rates have been considered in determining your estimate for warranty obligations.

2.   Please tell us the business purpose for modifying the warranty contracts related to microinverters sold since January 1, 2014 to allow for the right, but not the requirement, to assign warranty obligations to a third party.   Please also explain why you have changed your accounting to elect the fair value option to measure microinverter warranties for those sold subsequent to January 1, 2014.

Note 11. Income Taxes, page 62

3.   Please revise future filings to disclose the amount of income (loss) before income tax expense attributable to domestic or foreign operations. Refer to Rule 4-08(h) of Regulation S-X.

Exhibit 31

4.   We note that on page 67 you have included management's report on internal control over financial reporting since this is your second annual report subsequent to your effective registration statement as required by Item 308 of Regulation S-K. As such, your 302 certifications are required to include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company and should also include paragraph 4(b) which refers to the design of your internal reporting. Please file an amendment to the Form 10-K to include certifications that include the required language. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Please also apply this comment to each of your Form 10-Q filings for the quarterly periods ended March 31, June 30, and September 30, 2014.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Quantitative and Qualitative Information about Level 3 Fair Value Measurements, page 11

5.   Please explain to us how you determined the significant unobservable inputs disclosed on page 11 and how these are used in your estimate of fair value. Considering the recent significant changes in estimates from the increase in actual failures of your products and the uncertainty in the timing of cash flows, please tell us about your ability to develop estimates necessary to determine the fair value of your warranty obligation. Please also tell us your consideration of the disclosure requirements in FASB ASC 820-10-50-2(g).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar at (202) 551-3662 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief